SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

______________________



FORM 11-K


X Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


For the fiscal year ended December 31, 1993


  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from _______________ to __________________

Commission file number  1-8291




GREEN MOUNTAIN POWER CORPORATION
Employee Savings and Investment Plan and Trust
______________________________________________
(Full title of the Plan)




Green Mountain Power Corporation
25 Green Mountain Drive, P. O. Box 850
South Burlington, VT  05402
(802)  864-5731

______________________________________

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)




GREEN MOUNTAIN POWER CORPORATION
EMPLOYEE SAVINGS AND
INVESTMENT PLAN AND TRUST

Financial Statements

December 31, 1993


Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
TABLE OF CONTENTS
December 31, 1993





                                                              Page
INDEPENDENT AUDITOR'S REPORT                                     1
FINANCIAL STATEMENTS
 Statements of Net Assets Available for Plan Benefits            3
 Statements of Changes in Net Assets Available for Plan Benefits 4
 Notes to Financial Statements                                   5


INDEPENDENT AUDITOR'S REPORT


To the Retirement Board
Green Mountain Power Corporation
  Employee Savings and Investment Plan and Trust


We have audited the accompanying statement of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.



Kittell, Branagan & Sargent

St. Albans, Vermont
March 4, 1994


INDEPENDENT AUDITOR'S REPORT


To the Retirement Board
Green Mountain Power Corporation


We have audited the accompanying statement of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 1992, and the related statements of changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1992, and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1992, in conformity with generally accepted accounting principles.


Urbach, Kahn & Werlin, PC

Burlington, Vermont
Registration No.: 126
March 8, 1993


Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,


                                                      1993         1992
                                                      ----         ----
ASSETS
 Investments at fair value as determined
 by quoted market price:
 Participating Employer:
  Green Mountain Power Corporation common stock   $ 5,365,821   $ 4,795,738
  Equity Fund for Bank Trust Departments
   Wright Blue Chip Portfolio (WBC)                               1,327,157
  Twentieth Century Investors Ultra Fund            1,062,104
  State Street S & P 500 Index Fund                   945,053
  Fidelity Asset Manager Fund                       1,271,974
                                                   __________    __________
                                                    8,644,952     6,122,895
                                                   __________    __________


 Investments at estimated fair value:
  Chittenden Bank BIC - 1991                           41,254     1,515,280
  Money Market Fund                                 1,700,457       930,963
  Participant loans                                   831,078       699,074
                                                   __________    __________

                                                    2,572,789     3,145,317
                                                   __________    __________



Receivables:
 Employer contributions                                               8,933
 Accrued Interest and dividends                         9,042        11,006
                                                   __________    __________
                                                        9,042        19,939
                                                   __________    __________
Cash                                                    2,997       136,020
                                                   __________    __________

    TOTAL ASSETS                                   11,229,780     9,424,171
                                                   __________    __________

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $11,229,780   $ 9,424,171
                                                   ==========    ==========


See Notes to Financial Statements.


Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31,





                                             1993         1992         1991
                                             ----         ----         ----
INVESTMENT INCOME
 Interest                              $   188,668  $   206,928  $   219,937
 Dividends on Green Mountain
  Power Corporation Stock                  330,450      276,367      208,585
 Other dividends                            53,370      224,497       50,002
 Realized gain (loss) on sale
  of investments                           (13,470)       1,196       (2,021)
 Net unrealized appreciation
  (depreciation) in fair market
  value of investments                    (150,501)     301,466      886,010
                                        __________   __________   __________
                                           408,517    1,010,454    1,362,513
                                        __________   __________   __________

CONTRIBUTIONS
 Employer                                  435,248      374,089      328,618
 Employee                                1,310,940    1,145,695      953,024
 Rollovers                                                8,301       12,079
 Other                                                    1,262
                                        __________   __________   __________
                                         1,746,188    1,529,347    1,293,721
                                        __________   __________   __________

TOTAL ADDITIONS                          2,154,705    2,539,801    2,656,234
                                        __________   __________   __________
BENEFITS PAID                              349,096      276,677      221,883

CONTRACT EXPENSE                                                       4,849
                                        __________   __________   __________

    TOTAL DEDUCTIONS                       349,096      276,677      226,732
                                        __________   __________   __________
NET INCREASE                             1,805,609    2,263,124    2,429,502

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of Year                      9,424,171    7,161,047    4,731,545
                                        __________   __________   __________

  End of Year                          $11,229,780  $ 9,424,171  $ 7,161,047
                                        ==========    =========    =========



See Notes to Financial Statements.


Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 1993


NOTE 1    PLAN DESCRIPTION

The following brief description of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established by Green
Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the
Company) and its subsidiaries, Green Mountain Propane, Inc. and
Mountain Energy, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets
The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. Administrative expenses for the Trustee's fees are reimbursed by the Company.

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.
Other administrative costs are paid directly by the Company.

Participant Contributions
Upon enrollment or re-enrollment, participants shall direct their contributions to be invested in one or more of the following investment options in 10 percent increments:

GMP Stock Fund - This fund is invested in Green Mountain Power
Corporation common stock.

Equity Fund - This fund is invested in units of the Wright
Blue Chip Portfolio which is comprised principally of corporate stock. The Wright Blue Chip Portfolio is part of the Equity Fund for Bank Trust Departments managed by Eaton
Vance Management, Inc.

Money Market- -This fund is invested in the Lehman Cash
Fund.

Guaranteed Income Fund - This fund is invested in guaranteed investment contracts with Maccabees Mutual Life Insurance
Company and bank investment contracts with Chittenden Bank.



S & P 500 Fund - This fund is invested in units of the Standard & Poor's 500 Index Fund which is comprised principally of corporate stock, held in the Standard & Poor's
500 Index. The fund is designed to duplicate the performance of the Standard & Poor's 500 Index.

Temporary Cash Fund - This fund is invested in the Lehman Cash
Fund.

Asset Fund - This fund is invested in shares of the Fidelity
Asset Manager Fund which is comprised of a broad mix of securities including equity, fixed income, and money market securities.

Ultra Fund - This fund is invested in shares of the Twentieth
Century Ultra Investors Fund, which is comprised of securities of small and emerging growth companies. It invests in the stock of a wide range of small to medium-sized growth companies.

Participants may revise the balance in each fund and/or investment direction effective on the first day of each quarter, by providing the Administrator with 30 days advance written notice.

Company Contributions
For each participant, the Company contributes $.50 for every $1.00 contributed by the participant on the first 5 percent of the participant's eligible compensation. Company contributions are invested in the GMP Stock Fund.

Loan Provisions
Effective July 1, 1986, the Plan allows participants to borrow funds from their account. All loans require approval by the Administrator. All loan repayments will be through payroll deductions, except that loans may be repaid in a lump sum at any time without penalty. The term of the loan will be no greater than five years, except that loans which are used to acquire, construct or rehabilitate a principal residence may extend up to 30 years. Loans and associated interest must be repaid in full at the time of retirement or termination. The interest rate must be commensurate with the rate charged by persons in the business of lending money for loans which would be made under similar circumstances in accordance with Department of Labor regulations.

Vesting
Employees are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

Tax Status
The Plan as originally established in 1985 has been determined by the Internal Revenue Service (IRS) to be a qualified plan under IRS Code Sections 401(k) and 409. A favorable determination on the Plan, as restated effective January 1, 1989, is anticipated.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.


NOTE 2 VALUATION OF INVESTMENTS AT ESTIMATED FAIR VALUE Guaranteed Investment Contracts (GIC's) with Maccabees Mutual Life Insurance Company are carried at their contract amounts. Bank Investment Contracts (BIC's) with Chittenden Bank are also carried at their contract amount. Contract amounts approximate estimated fair value. These contracts credit interest at composite annual interest rates as indicated. The money market fund is carried at its cash value. Participant loans are carried at their unpaid principal balances at year end, which also approximate estimated fair value.

                                            1993        1992
                                            ----        ----
  Chittenden BIC - 1991:  Interest at a
   rate of 8.26% for the period January
   1, 1991 through December 31, 1993 on
   all contributions received by the
   Trust between January 1, 1991 and
   December 31, 1991.                   $   41,254   $1,515,280

  Money Market Fund:  Lehman cash fund;
   interest at varying rates approx-
   imating market.                       1,700,457      930,963

  Participant loans                        831,078      699,074
                                         _________    _________
                                        $2,572,789   $3,145,317
                                         =========    =========


NOTE 3    INVESTMENTS

The details of investments as of December 31, 1993 were as follows:

                                      Number
                                    of Shares,
                                     Contract
                                      Amounts,                   Fair
                                       Units        Cost         Value
                                    ----------      ----         -----
GMP Stock Fund
Green Mountain Power Corporation
 common stock                         173,091    $4,777,732    $5,365,821
                                    =========     =========     =========
Bank Investment Contract
Chittenden BIC 1991                    41,254    $   41,254    $   41,254
                                    =========     =========     =========
Ultra Fund
Twentieth Century Investors
 Ultra Fund                            49,654    $  963,103    $1,062,104
                                    =========     =========     =========
S & P 500 Fund
State Street S & P 500 Index Fund      13,579    $  885,891    $  945,053
                                    =========     =========     =========
Asset Fund
Fidelity Asset Manager Fund            82,596    $1,189,354    $1,271,974
                                    =========     =========     =========
Money Market Fund                   1,700,457    $1,700,457    $1,700,457
                                    =========     =========     =========
Participant Loans                     831,078    $  831,078    $  831,078
                                    =========     =========     =========
The details of investments as of December 31, 1992 were as follows:

GMP Stock Fund
Green Mountain Power Corporation
 common stock                         144,777    $3,766,244    $4,795,738
                                    =========     =========     =========
Equity Fund
Equity Fund for Bank Trust Depart-
 ments Wright Blue Chip Portfolio      89,733    $1,377,278    $1,327,157
                                    =========     =========     =========
Bank Investment Contract
Chittenden BIC 1991                 1,515,280    $1,515,280    $1,515,280
                                    =========     =========     =========
Money Market Fund
Lehman Cash Fund                      930,963    $  930,963    $  930,963
                                    =========     =========     =========
Participant Loans                     669,074    $  669,074    $  669,074
                                    =========     =========     =========


Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 1993

NOTE 4    REALIZED GAIN ON SALE OF INVESTMENTS

Aggregate costs, proceeds and realized net gain (loss) on investment transactions were as follows:

     1993
     ----
Aggregate proceeds                       $ 2,382,234
Aggregate cost (based on average cost)    (2,395,705)
                                          __________
  NET GAIN (LOSS)                        $(   13,471)
                                          ==========

     1992
     ----
Aggregate proceeds                       $   238,709
Aggregate cost (based on average cost)    (  237,513)
                                          __________
   NET GAIN (LOSS)                       $     1,196
                                          ==========

     1991
     ----
Aggregate proceeds                       $   211,622
Aggregate cost (based on average cost)    (  213,643)
                                          __________

  NET GAIN (LOSS)                        $(    2,021)
                                          ===========

NOTE 5    UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

The following summarizes unrealized appreciation (depreciation) in fair market value of investments during each of the periods:

Balance January 1, 1991                  $(  208,103)

Unrealized depreciation - 1991               886,010
                                          __________
Balance, December 31, 1991                   677,907

Unrealized depreciation - 1992               301,466
                                          __________
Balance, December 31, 1992                   979,373

Unrealized depreciation - 1993           (   150,501)
                                          __________
Balance, December 31, 1993               $   828,872
                                          ==========



NOTE 6  ALLOCATION OF FUNDS BY INVESTMENT PROGRAM

The allocation of assets, liabilities and net assets available for plan benefits by investment program is as follows:

ASSETS

                                                          Guaran-     Temp-
                                      S & P       GMP       teed       orary
                                      500       Stock     Income      Cash       Asset       Ultra      Loan
                                      Fund        Fund      Fund       Fund       Fund        Fund      Fund     Total
                                      -----     ------    ------      ------     -----       -----      ----     -----

December 31, 1993
 Investments at fair value as
  determined by quoted market price
  Participating employer:
   Green Mountain Power Corporation
    common stock                    $        $5,365,821 $         $          $           $          $        $ 5,365,821
 Twentieth Century Investors
  Ultra Fund                                                                              1,062,104            1,062,104
 State Street S & P 500 Index Fund   945,053                                                                     945,053
 Fidelity Asset Manager Fund                                                  1,271,974                        1,271,974
                                     _______  _________  ______   _________   _________   _________  _______  __________
                                     945,053  5,365,821                       1,271,974   1,062,104            8,644,952
                                     _______  _________  ______   _________   _________   _________  _______  __________
 Investments at estimated fair value
  Chittenden Bank, Chittenden BIC 1991                   41,254                                                   41,254
  Money Market Fund                              78,774           1,615,914                   5,769            1,700,457
  Participant loans                                                                                  831,078     831,078
                                     _______  _________  ______   _________   _________   _________  _______  __________
                                                 78,774  41,254   1,615,914                   5,769  831,078   2,572,789
                                     _______  _________  ______   _________   _________   _________  _______  __________
 Receivables
  Accrued interest and dividends                          9,042                                                    9,042
                                     _______  _________  ______   _________   _________   _________  _______  __________
                                                          9,042                                                    9,042
 Cash                                                 7               2,990                                        2,997
                                     _______  _________  ______   _________   _________   _________  _______  __________
 Total Assets                       $945,053 $5,444,602 $50,296  $1,618,904  $1,271,974  $1,067,873 $831,078 $11,229,780
                                     _______  _________  ______   _________   _________   _________  _______  __________
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                     $945,053 $5,444,602 $50,296  $1,618,904  $1,271,974  $1,067,873 $831,078 $11,229,780
                                     =======  =========  ======   =========   =========   =========  =======  ==========




                                                  GMP          Guaranteed                          Money
                                              Stock Fund       Income Fund       Equity Fund       Market        Total
                                              ----------       -----------       -----------       ------        -----
December 31, 1992
ASSETS
 Investments at fair value as determined
  by quoted market price
  Participating employer:
   Green Mountain Power Corporation
    common stock                              $4,795,738        $                 $               $           $4,795,738
 Equity Fund for Bank Trust Departments
  Wright Blue Chip Portfolio                                                       1,327,157                   1,327,157
                                               _________         _________         _________       _______     _________
                                               4,795,738                           1,327,157                   6,122,895
                                               _________         _________         _________       _______     _________

 Investments at estimated fair value
  Chittenden Bank, Chittenden BIC 1991                           1,515,280                                     1,515,280
  Money Market Fund                                                                                930,963       930,963
  Participant loans                              234,359           299,423           117,633        47,659       699,074
                                               _________         _________         _________       _______     _________
                                                 234,359         1,814,703           117,633       978,622     3,145,317
                                               _________         _________         _________       _______     _________
 Receivables
  Employer contributions                           8,478                                                           8,478
  Accrued interest and dividends                     812            10,649                                        11,461
                                               _________         _________         _________       _______     _________
                                                   9,290            10,649                                        19,939
                                               _________         _________         _________       _______     _________

 Cash                                            133,606                                   3         2,411       136,020
                                               _________         _________         _________       _______     _________
     Total Assets                              5,172,993         1,825,352         1,444,793       981,033     9,424,171
                                               _________         _________         _________       _______     _________
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $5,172,993        $1,825,352        $1,444,793      $981,033    $9,424,171
                                               =========         =========         =========       =======     =========




NOTE 7  CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM

The allocation of the various components of changes in net assets available for plan benefits by investment program for for the years ended December 31, 1993, 1992 and 1991 is as follows:



                             S&P         GMP     Guaranteed   Temporary
                             500        Stock      Income       Cash        Asset       Ultra      Loan      Equity
December 31, 1993           Fund        Fund        Fund        Fund        Fund        Fund       Fund       Fund        Total
- -----------------        ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------
Investment Income:
 Interest                    $7,825     $12,029    $117,504     $38,361      $6,637      $5,312  $             $1,000     $188,668
 Dividends on Green
  Mountain Power stock                  330,450                                                                            330,450
 Other dividends                                                             53,370                                         53,370
 Realized gain (loss) on
  sale of investments           809       2,866                               2,137        (438)              (18,844)     (13,470)
 Net unrealized
  appreciation
  (depreciation) in fair
  value of investments       59,161    (391,281)                             82,620      98,999                           (150,501)
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------
   Total investment
    Income                   67,795     (45,936)    117,504      38,361     144,764     103,873               (17,844)     408,517
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------

Contributions:
 Employer                               435,248                                                                            435,248
 Employee                   225,653     434,955                 214,970     236,542     198,820                          1,310,940
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------
   Total contributions      225,653     870,203                 214,970     236,542     198,820                          1,746,188
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------

   Total additions          293,448     824,267     117,504     253,331     381,306     302,693               (17,844)   2,154,705
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------

Benefits paid                 3,171     203,191      40,321     100,208         525       1,680                            349,096
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------
    Total Deductions          3,171     203,191      40,321     100,208         525       1,680                            349,096
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------

Interfund Transfers         654,776    (349,467) (1,852,239)    484,748     891,193     766,858   831,078  (1,426,947)
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------
   Net Increase
    (Decrease)              945,053     271,609  (1,775,056)    637,871   1,271,974   1,067,871   831,078  (1,444,791)   1,805,609


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:

 Beginning of year                    5,172,993   1,825,352     981,035                                     1,444,791    9,424,171
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ----------- ------------
 End of Year               $945,053  $5,444,602     $50,296  $1,618,906  $1,271,974  $1,067,871  $831,078  $           $11,229,780
                         =========== =========== =========== =========== =========== =========== ========= =========== ============





                             GMP     Guaranteed
                            Stock      Income      Equity       Money
December 31, 1992           Fund        Fund        Fund       Market       Total
- -----------------        ----------- ----------- ----------- ----------- -----------
Investment Income:
 Interest                   $18,139    $109,465     $11,154     $68,169    $206,927
 Dividends on Green
  Mountain Power stock      276,368                                         276,368
 Other dividends                                    224,497                 224,497
 Realized gain (loss) on
  sale of investments         4,105                  (2,909)                  1,196
 Net unrealized
  appreciation
  (depreciation) in fair
  value of investments      445,368                (143,902)                301,466
                         ----------- ----------- ----------- ----------- -----------
   Total investment
    Income                  743,980     109,465      88,840      68,169   1,010,454
                         ----------- ----------- ----------- ----------- -----------

Contributions:
 Employer                   374,089                                         374,089
 Employee                   478,266                 301,415     366,014   1,145,695
 Rollover                     2,085                   2,085       4,130       8,300
 Other                        1,263                                           1,263
                         ----------- ----------- ----------- ----------- -----------
   Total contributions      855,703                 303,500     370,144   1,529,347
                         ----------- ----------- ----------- ----------- -----------

   Total additions        1,599,683     109,465     392,340     438,313   2,539,801
                         ----------- ----------- ----------- ----------- -----------

Benefits paid               144,994      56,386      32,472      42,825     276,677
                         ----------- ----------- ----------- ----------- -----------
    Total Deductions        144,994      56,386      32,472      42,825     276,677

Interfund Transfers          87,958  (1,062,826)    389,323     585,545
                         ----------- ----------- ----------- ----------- -----------

   Net Increase
    (Decrease)            1,542,647  (1,009,747)    749,191     981,033   2,263,124


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:

 Beginning of year        3,630,346   2,835,099     695,602               7,161,047
                         ----------- ----------- ----------- ----------- -----------
 End of Year             $5,172,993  $1,825,352  $1,444,793    $981,033  $9,424,171
                         =========== =========== =========== =========== ===========





                             GMP     Guaranteed
                            Stock      Income      Equity
December 31, 1991           Fund        Fund        Fund        Total
- -----------------        ----------- ----------- ----------- -----------
Investment Income:
 Interest                   $10,687    $204,682      $4,568    $219,937
 Dividends on Green
  Mountain Power stock      208,585                             208,585
 Other dividends                                     50,002      50,002
 Realized loss on
  sale of investments        (1,790)                   (231)     (2,021)
 Net unrealized
  appreciation in fair
  value of investments      779,009                 107,001     886,010
                         ----------- ----------- ----------- -----------
   Total investment
    Income                  996,491     204,682     161,340   1,362,513
                         ----------- ----------- ----------- -----------

Contributions:
 Employer                   328,618                             328,618
 Employee                   276,737     547,364     128,923     953,024
 Rollover                     5,041       3,015       4,023      12,079
                         ----------- ----------- ----------- -----------
   Total contributions      610,396     550,379     132,946   1,293,721
                         ----------- ----------- ----------- -----------

   Total additions        1,606,887     755,061     294,286   2,656,234
                         ----------- ----------- ----------- -----------

Benefits paid                75,507     128,243      18,133     221,883
Contract Expense                          4,849                   4,849
                         ----------- ----------- ----------- -----------
    Total Deductions         75,507     133,092      18,133     226,732

Interfund Transfers        (130,222)    220,243     (90,021)
                         ----------- ----------- ----------- -----------

   Net Increase           1,401,158     842,212     186,132   2,429,502


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:

 Beginning of year        2,229,188   1,992,887     509,470   4,731,545
                         ----------- ----------- ----------- -----------
 End of Year             $3,630,346  $2,835,099    $695,602  $7,161,047
                         =========== =========== =========== ===========




CONSENT OF INDEPENDENT AUDITOR


We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-47985) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated March 4, 1994, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1993, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.



KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
March 29, 1994





CONSENT OF INDEPENDENT AUDITOR


We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-47985) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated March 8, 1993, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1993, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.



URBACH, KAHN & WERLIN, PC

Burlington, Vermont
March 29, 1994




SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  GREEN MOUNTAIN POWER
CORPORATION
                                  EMPLOYEE SAVINGS AND INVESTMENT
                                  PLAN AND TRUST

                                  By:     /s/ Edwin M. Norse

_____________________________
                                              Edwin M. Norse
                                  Chairman of the Retirement Board

Date: March 30, 1994